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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                                 SRS Labs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                  78464M 10 6
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                                 (CUSIP Number)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 Pages
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CUSIP No. 78464M 10 6                    13G                   Page 2 of 5 Pages
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   1    NAMES OF REPORTING PERSONS OR
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Stephen V. Sedmak
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  [ ]
        (SEE INSTRUCTIONS)                                             (b)  [ ]
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   3    SEC USE ONLY

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   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
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                                       5        SOLE VOTING POWER
               NUMBER
              OF SHARES                         868,147
            BENEFICIALLY              ------------------------------------------
               OWNED                   6        SHARED VOTING POWER
              BY EACH
             REPORTING                          5,800
               PERSON                 ------------------------------------------
                WITH                   7        SOLE DISPOSITIVE POWER

                                                868,147
                                      ------------------------------------------
                                       8        SHARED DISPOSITIVE POWER

                                                5,800
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   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        873,947
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  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                 [ ]

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  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.8%
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  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
--------------------------------------------------------------------------------

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CUSIP No. 78464M 10 6                  13G                    Page 3 of 5 Pages
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Item 1(a).   Name of Issuer:

             SRS Labs, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             2909 Daimler Street, Santa Ana, California 92705

Item 2(a).   Name of Person Filing:

             Stephen V. Sedmak

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             SRS Labs, Inc., 2909 Daimler Street, Santa Ana, California 92705

Item 2(c).   Citizenship:

             U.S.A.

Item 2(d).   Title of Class of Securities:

             Common Stock

Item 2(e).   CUSIP Number:

             78464M 10 6

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), identify the type of reporting person.

             Inapplicable.

Item 4.      Ownership.

             (a)  Amount Beneficially Owned:                          873,947

             (b)  Percent of Class:                                       8.8%

             (c)  Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote:    868,147

                  (ii)   Shared power to vote or to direct the vote:    5,800





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CUSIP No. 78464M 10 6                  13G                    Page 4 of 5 Pages
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         (iii)  Sole power to dispose or to direct the
                disposition of:                                     868,147

         (iv)   Shared power to dispose or to direct the
                disposition of:                                       5,800

         Stephen V. Sedmak's beneficial ownership of the shares set forth above is subject to applicable community property laws. The shares beneficially owned by Mr. Sedmak include 283,199 shares issuable upon exercise of stock options that vest on or before March 1, 1998. The shares beneficially owned by Mr. Sedmak also include 5,800 shares held by his wife, Mary F. Sedmak, as custodian for their children, Jeffrey
         S. Sedmak (2,900 shares) and Sarah E. Sedmak (2,900 shares), who have the right to receive dividends from, and the proceeds from the sale of, such shares.

Item 5.  Ownership of Five Percent or Less of a Class.

         Inapplicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of Group.

         Inapplicable.

Item 10. Certification.

         Inapplicable.





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CUSIP No. 78464M 10 6                  13G                    Page 5 of 5 Pages
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                                   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                        2/9/98
                                         ------------------------------------
                                                         Date


                                               /s/ Stephen V. Sedmak
                                         ------------------------------------
                                                   Stephen V. Sedmak